Exhibit 107

CALCULATION OF FILING FEE TABLE

Schedule 14A

(Form Type)

Summit Midstream Corporation

(Exact Name of Registrant as Specific in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$446,341,435	(1)	0.0001531	$68,335	(2)
Fees Previously Paid	—		—	—
Total Transaction Valuation	$446,341,435		—	—
Total Fees Due for Filing	—		—	$68,335
Total Fees Previously Paid	—		—	—
Total Fee Offsets	—		—	—
Net Fee Due	—		—	$68,335

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on (i) the sum of (a) $180,000,000 which represents the proposed maximum aggregate cash consideration estimated to be paid by Summit Midstream Corporation (“SMC”) in connection with the completion of the transactions contemplated by that certain Business Contribution Agreement”), dated as of October 1, 2024, by and among SMC, Summit Midstream Partners, LP (“SMLP”), and Tall Oak Midstream Holdings, LLC, and (b)(i) 7,471,008 common units of SMLP, and an equal number of shares of Class B common stock, par value $0.01 per share, of SMC that will be issued to Tall Oak Midstream Holdings, LLC in exchange for 100% of the member interests in Tall Oak Midstream Operating, LLC in connection with the completion of the transactions contemplated by the Business Contribution Agreement multiplied by (ii) $35.65, which is the average of the high and low price per share of common stock, par value $0.01 per share of SMC, as reported on the New York Stock Exchange on October 16, 2024.

(2)	In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (1) above by 0.00014760.

Table 2: Fee Offset Claims and Sources

N/A